Exhibit 4.2

DESCRIPTION OF COMMON STOCK

General

Our Amended Articles of Incorporation, as amended (our “Articles”), authorize us to issue 2,000,000,000 common shares, $1.00 par value per share (“common shares”). As of March 25, 2020, there were outstanding 777,891,827 common shares.

The principal stock exchange on which our common shares is listed is the New York Stock Exchange under the symbol “KR.”

The following description of the terms of our common shares is not complete and is qualified in its entirety by reference to our Articles and our Regulations, both of which are exhibits to our Annual Reports on Form 10-K.

Rights of Common Shareholders

All outstanding common shares are validly issued, fully paid and nonassessable. Subject to rights of preferred shareholders if any preferred shares are issued and outstanding, holders of common shares:

•      are entitled to any dividends validly declared;

•      will share ratably in our net assets in the event of a liquidation; and

•      are entitled to one vote per share.

The common shares have no conversion rights. Holders of common shares have no preemption, subscription, redemption, or call rights related to those shares.

Board of Directors

The number of members on the Board of directors shall be determined by the Board of directors or by the affirmative vote of the holders of 75% of the shares which are entitled to vote on such proposal.

All of the directors or any individual director may be removed by the holders of 75% of the shares then entitled to vote at an election of directors, but only for cause.

Amendments

Our regulations may be amended or repealed or new regulations may be adopted at any meeting of shareholders called for that purpose or without such meeting by the affirmative vote or consent of the holders of record of shares entitling them to exercise a majority of the voting power on such proposal, except that the affirmative vote or consent of the holders of record of common shares entitling them to exercise 75% of the voting power on such proposal shall be required to amend, alter, change or repeal Sections 1 or 5 of Article II or Article VII of our regulations, or to amend, alter, change or repeal our regulations in any way inconsistent with the intent of the foregoing provisions.

Certain Provisions of Ohio Law and the Amended Articles of Incorporation and Regulations

There are provisions in our Articles and our Regulations and in statutory provisions of Ohio law that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or changes in management with respect to us, including transactions in which our shareholders might otherwise receive a premium over the then current market prices for their shares.

Amended Articles of Incorporation and Regulations

Our Articles and our Regulations contain various provisions that may have the effect, either alone or in combination with each other, of making more difficult or discouraging a business combination or an attempt to obtain control of us that is not approved by the Board of directors. Under such provisions, the following actions shall require the affirmative vote of 75% of the outstanding Voting Shares (as defined in our Articles):

i.     any merger or consolidation of the Company or any Subsidiary (as defined in our Articles) with or into (i) any Interested Shareholder (as defined in our Articles) or (ii) any other corporation (whether or not itself an Interested Shareholder) which, after such merger or consolidation, would be an Affiliate (as defined in our Articles) of an Interested Shareholder;

ii.    any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of related transactions) to or with any Interested Shareholder or any Affiliate of any Interested Shareholder of any assets of the Company or any Subsidiary having an aggregate fair market value of $15,000,000 or more;

iii.   the issuance or transfer by the Company or any Subsidiary (in one transaction or a series of related transactions) of any securities or options, warrants or rights to acquire securities, of the Company or any Subsidiary, to any Interested Shareholder or any Affiliate of any Interested Shareholder in exchange for cash, securities or other property (or a combination thereof) having an aggregate fair market value of $15,000,000 or more;

iv.   the adoption of any plan or proposal for the complete or partial liquidation or dissolution of the Company as a result of which an Interested Shareholder would receive any assets of the Company other than cash;

v.     any reclassification of securities (including any reverse stock split), or recapitalization of the Company, or any merger or consolidation of the Company with any of its Subsidiaries, or any similar transaction (whether or not with or into or otherwise involving an Interested Shareholder) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of the Company or any Subsidiary which is directly or indirectly beneficially owned by any Interested Shareholder; or

vi.   any agreement, contract or other arrangement which upon consummation will result in any of the transactions described above.

Ohio Law

The following summarizes Chapter 1704 of the Ohio Revised Code, which may have the effect of prohibiting, raising the costs of, or otherwise impeding, a change of control by us, whether by merger, consolidation or sale of assets or stock (by tender offer or otherwise), or by other methods. Chapter 1704 provides generally that any person who has beneficial ownership of 10% or more of a corporation’s voting stock (thereby being an “interested shareholder”) may not engage in a wide range of business combinations with the corporation for a period of three years following the date the person became an interested shareholder, unless the directors of the corporation have approved the transaction or the interested shareholder’s acquisition of shares of the corporation, in either case, prior to the date the interested shareholder became an interested shareholder of the corporation. After the three-year period, business combinations between the corporation and the interested shareholder are prohibited unless certain fair price provisions are complied with or the shareholders of the corporation approve the transaction by the affirmative vote of two-thirds of the voting power of the corporation, including at least a majority of the disinterested shareholders. These restrictions on interested shareholders do not apply under certain circumstances, including when a person becomes an “interested shareholder” only because a corporation has repurchased some of its voting stock. Action on any matter that requires the affirmative vote or consent of a larger portion than the holders of a majority of the shares entitled to vote thereon or consent thereto, may be taken by the affirmative vote or consent of the holders of a majority of shares entitled to vote thereon or consent thereto.

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